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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2007

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                  Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X  Form 40-F
                                      ---          ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No X
                                    ---   ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

News release
Converium Holding Ltd, Zug



Zug, Switzerland - May 10, 2007 - Converium holds 2007 AGM


At today's Annual General Meeting of Converium Holding Ltd, 323 shareholders representing 56,461,064 registered shares were present. Including the shareholders represented by the independent proxy or by a depositary, 70.04% of the outstanding share capital were present or represented. The shareholders have taken the following decisions:

Agenda item 1

Approval of the annual report, the annual financial statements and consolidated statements for 2006, as well as acknowledgment of the auditor's and group auditors' reports by 94.3% affirmative votes.

Agenda item 2

The General Meeting has approved by 94.9% affirmative votes to allocate the available earnings of the financial year 2006 as follows:

Net loss for the financial year 2006                       CHF - 61,639,316

Retained earnings brought forward from the previous year   CHF   11,522,731

Allocation from general reserve                            CHF   80,000,000

Available earnings                                         CHF   29,883,415

Dividend (CHF 0.20 per registered share)                   CHF - 29,337,892

Retained earnings carried forward                          CHF      545,523


The total allocation to dividends of CHF 29,337,892 will result in a gross dividend of CHF 0.20 per registered share entitled to dividends. Dividend payment will be made from 15 May 2007.

Agenda item 3

Shareholders voted not to approve the proposal for the capital reduction for the purpose of a par value repayment to shareholders by 55.07% negative votes.

Agenda item 4

The General Meeting has approved the release of the members of the Board of Directors and of the management from liability for their business activities for the year 2006 by 81.6% affirmative votes.

Agenda item 5

Voting on the item was withdrawn, following the withdrawal of the candidature of Derrell J. Hendrix. Agenda item 6 The General Meeting approved by 98.1% affirmative votes the relocation of Converium Holding AG from Zug to Zurich.

Agenda item 7

The re-election of PricewaterhouseCoopers as auditors and group auditors was approved by 99.5% affirmative votes.



Enquiries



Beat W. Werder                             Marco Circelli

Head of Public Relations                   Head of Investor Relations

beat.werder@converium.com                  marco.circelli@converium.com

Phone:     +41 44 639 90 22                Phone:      +41 44 639 91 31

Fax:       +41 44 639 70 22                Fax:        +41 44 639 71 31



Dr. Kai-Uwe Schanz                         Inken Ehrich

Chief Communication &                      Investor Relations Specialist
Corporate Development Officer
kai-uwe.schanz@converium.com               inken.ehrich@converium.com

Phone:     +41 44 639 90 35                Phone:      +41 44 639 90 94

Fax:       +41 44 639 70 35                Fax:        +41 44 639 70 94



About Converium


Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimers


This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's strategy and management objectives, our return on equity and our plans to use capital more efficiently and to return capital to shareholders. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CONVERIUM HOLDING AG




                                       By:  /s/ Inga Beale
                                            Name:  Inga Beale
                                            Title: CEO




                                       By:  /s/ Christian Felderer
                                            Name:  Christian Felderer
                                            Title: General Legal Counsel



Date: May 16, 2007